

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

<u>Via E-Mail</u>
Srinivasan Venkatakrishnan
Chief Executive Officer
AngloGold Ashanti Limited
76 Jeppe Street, Newtown, Johannesburg, 2001
South Africa

      Re: AngloGold Ashanti Limited
              Form 20-F for the Year Ended December 31, 2013
              Filed April 14, 2014
              File No. 001-14846

Dear Mr. Venkatakrishnan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Mining